Exhibit 3.3

CERTIFICATE OF AMENDMENT

OF

RESTATED CERTIFICATE OF INCORPORATION

OF

LITHIUM TECHNOLOGY CORPORATION

Lithium Technology Corporation, a corporation duly organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify that:

1. That the Board of Directors of said Corporation at a meeting duly held, adopted resolutions setting forth a proposed amendment of the Restated Certificate of Incorporation of said Corporation, as amended, declaring said amendment to be advisable and directing that the amendment be submitted to the stockholders of said Corporation for consideration thereof. The amendment is as follows:

RESOLVED, that the Restated Certificate of Incorporation of Lithium Technology Corporation, as amended, be amended by deleting the introductory paragraph of Article IV thereof in its entirety and substituting the following thereof:

The total number of shares of stock which the Corporation shall be authorized to issue is 125,100,000 shares, of which 125,000,000 shares shall be shares of Common Stock, $.01 par value (“Common Stock”) and 100,000 shares shall be shares of Preferred Stock, $1.00 par value (“Preferred Stock”).

Upon this Certificate of Amendment to the Restated Certificate of Incorporation of the Corporation becoming effective pursuant to the General Corporation Law of the State of Delaware (the “Effective Time”), every twenty (20) shares of the Corporation’s common stock, par value $.01 per share (the “Old Common Stock”), issued and outstanding immediately prior to the Effective Time, will be automatically reclassified as and converted into one share of common stock, par value $.01 per share, of the Corporation (the “New Common Stock”).

Notwithstanding the immediately preceding sentence, no fractional shares of New Common Stock shall be issued to the holders of record of Old Common Stock in connection with the foregoing reclassification of shares of Old Common Stock. In lieu thereof stockholders who otherwise would be entitled to receive fractional shares because they hold a number of shares of Old Common Stock not evenly divisible by twenty (20) will be entitled to receive one (1) share of New Common Stock

Each stock certificate that, immediately prior to the Effective Time, represented shares of Old Common Stock shall, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent that number of whole shares of New Common Stock into which the shares of Old Common Stock represented by such certificate shall have been reclassified, provided, however, that each holder of record of a certificate that represented shares of Old Common Stock shall receive, upon surrender of such certificate, a new certificate representing the number of whole shares of New Common Stock into which the shares of Old Common Stock represented by such certificate shall have been reclassified.

2. That in lieu of a meeting and vote of the stockholders, the stockholders have given consent to said amendment in accordance with the provisions of Section 228 of the General Corporation Law of the State of Delaware and written notice of the adoption of the amendment has been given as provided in Section 228 of the General Corporation Law of the State of Delaware to every stockholder entitled to such notice prior to the effective date hereof.

3. The foregoing amendment was duly adopted in accordance with the provisions of Sections 242 and 228 of the General Corporation Law of the State of Delaware.

4. That the capital of said Corporation shall not be reduced under or by reason of said amendment.

5. This Certificate of Amendment of Restated Certificate of Incorporation shall be effective at 5:00 p.m. on July 28, 2003.

IN WITNESS WHEREOF, Lithium Technology Corporation has caused this Certificate to be executed by its duly authorized officer on this 25th day of July, 2003.

LITHIUM TECHNOLOGY CORPORATION

By:	/s/ DAVID J. CADE
David J. Cade Chairman and Chief Executive Officer